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                                    Exhibit 4

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                  [DURBAN ROODEPOORT DEEP, LIMITED LETTER HEAD]

                      CONVERTIBLE NOTE ISSUE ("THE ISSUE")

1.   INTRODUCTION
     Rand Merchant Bank, a division of FirstRand Bank Limited ("RMB"), Financial Advisor to DRD in relation to the issue, and CIBC World Markets ("CIBC"), Manager to the Issue, are authorised to announce the private placement by DRD of a principal amount of US$60 million of its 6% Senior Convertible Notes due 2006 ("the Notes"). The private placement is expected to close on 12 November, 2002 ("the Issue Date"). DRD has also granted CIBC an over allotment option to purchase up to an additional principal amount of $6 million of the Notes for a period of 30 days following closing of the private placement.

     The Notes were offered to qualified institutional buyers in the United States ("US"), in reliance on Rule 144A of the Securities Act of 1933, as amended ("the Securities Act"), and to non-US persons, in reliance on Regulation 8 of the Securities Act. The Notes were offered to public shareholders in terms of the Listing Requirements of the JSE Securities Exchange South Africa ("JSE"). The Notes have not been registered under the Securities Act and may not be offered or sold in the US absent of registration under the Securities Act or an exemption from the registration requirements of the Securities Act and other applicable securities laws.

     This news release does not constitute an offer to sell or the solicitation of an offer to buy the Notes in the United States, nor shall there be any sale of the Notes in any state in which any such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

2.   TERMS OF THE NOTES
     The Notes have been issued at par and bear a coupon of 6% per annum payable semi-annually in arrear in equal installments. The Notes are convertible into ordinary shares of DRD ("the Shares") at the option of the Noteholders. The conversion price has been set at 375 US cents per Share, subject to adjustment in certain events, representing a 21.4% premium to the closing price of DRD's American Depository Receipts ("ADRs") on NASDAQ on 1 November 2002. The Notes are senior and unsecured obligations of DRD.

     Application will be made for the Shares issuable upon conversion of the Notes to be listed on the JSE, the Australian Stock Exchange, the London Stock Exchange, the Brussels Bourse and the Pane Bourse. There is no intention for the Notes to be listed on any exchange.

     DRD is entitled to redeem the Notes at their accreted value plus accrued interest, if any, subject to certain prescribed conditions being fulfilled, after the third anniversary of the Issue Date. If not converted or previously redeemed, the Notes will be repaid at 102.5% of their principal amount plus accrued interest on the non business day following their maturity date of 12 November 2006.

3.   USE OF PROCEEDS
     The net proceeds of the issue will be used by DRD for various purposes, including, but not limited to:

          - upgrading existing metallurgical plants and expanding mining operations;

          - mineral exploration and resource evaluation on currently owned mineral rights;

          -    selected acquisitions of gold producing businesses or companies;

          - capital expenditures designed to reduce administration and production costs; and

          - general corporate purposes, including the funding of working capital requirements.

4.   FAIR AND REASONABLE OPINION
     RMB has reported to the board of directors of DRD that the terms of the issue are fair and reasonable to the shareholders of DRD. A copy of RMB's opinion in this regard is available for inspection at the offices of DRD during normal business hours.

5.   FINANCIAL EFFECTS OF THE ISSUE
     The PRO-FORMA financial effects of the issue are set out in the table below.

                                                               BEFORE THE ISSUE   AFTER THE ISSUE     CHANGE
                                                      NOTE          (CENTS)           (CENTS)            %
                                                   ----------  ----------------  -----------------  ------------
     Headline earnings per share                       1             -306             -265            + 13.6
     -------------------------------------------------------------------------------------------------------------
     Fully diluted headline earnings per share         1             -296             -225            + 24.1
     -------------------------------------------------------------------------------------------------------------
     Net asset value per share                         2              247              512            +107.0
     -------------------------------------------------------------------------------------------------------------
     Diluted net asset value per share                 3              227              469            +107.0

     Notes

     1 The headline earnings per share and fully diluted headline earnings per share set out in the "Before the Issue" column are based on the audited financial statements for the financial year ended 30 June 2002 and calculated using a weighted average shares in issue of 161,6?4,64? and 1?7,307,43?, respectively. The headline earnings per share and fully diluted headline earnings per share set out in the "After the Issue" column are based on the audited financial statements for the year ended 30 June 2002, adjusted for the assumptions that:
          -  the Notes were issued on 1 July 2001; and
          - the net proceeds of the Issue earned a pre-tax rate of return of 15% for the 12-month period ended 30 June 2002. The fully diluted headline earnings per share set out in the "After the Issue" column has been based on the assumption that the Notes are converted into 16,000,000 shares, representing approximately 9% of DRD's current shares in issue, resulting in a pro-forma fully diluted weighted average shares in issue of 1?3,307,435.

     2 The net asset value per share set out in the "Before the Issue" column is based on the audited financial statements for the financial year ended 30 June 2002 and 177,173,485 shares in issue at that date. The net asset value per share set out in the "After the Issue" column is based on the audited financial statements for the year ended 30 June 2002, adjusted for the assumption that the Notes were issued on 30 June 2002.

     3 The diluted net asset value per share set out in the "Before the Issue" column is based on the audited financial statements for the financial year ended 30 June 2002. The diluted net asset value per share set out in the "After the issue" column is based on the audited financial statements for the year ended 30 June 2002, adjusted for the assumption that the Notes were issued and converted into 16,000,000 shares on 30 June 2002, resulting in 183,173,485 shares in issue on a fully diluted basis at that date.

6.   REGISTRATION
     DRD has agreed to file a registration statement with the Securities and Exchange Commission of the United States ("SEC") covering the resale of the Notes and the resale of the Shares issuable upon conversion of the Notes, as represented by ADRs trading on NASDAQ, within 90 days of the issue of the Notes. DRD has agreed to use the reasonable best efforts to cause such registration statement to become effective within 180 days of the issue of the Notes. Noteholders will be entitled to liquidated damages if such deadlines are not met.

7.   GENERAL
     This announcement appears as a matter of record only in accordance with the Listings Requirements of the JSE and does not constitute an offer to sell or the solicitation of an offer to acquire any Notes.

Johannesburg
4 November 2002